TRANSGLOBE ENERGY CORPORATION ANNOUNCES THIRD
QUARTER 2017 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, November 9, 2017 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and nine months ended September 30, 2017. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three month periods ended September 30, 2017 and 2016, are available on TransGlobe's website at www.trans-globe.com.

Highlights:

ø
Third quarter production averaged 14,912 boepd (18,020 boepd sales) versus 11,733 bopd (11,485 bopd sales) in Q3-2016, a 27% increase, reflecting increased volumes in Egypt and the December 2016 Canadian acquisition. Nine months ended September 30, 2017 average production was 16,029 boepd, which is within the full-year 2017 production guidance range of 15,500 to 16,500 boepd;

ø	Positive funds flow of $19.2 million and $38.6 million for the three and nine month periods ended September 30, 2017, respectively, (2016 - $2.3 million and $1.5 million);

ø
Completed one direct sale tanker-lifting of TransGlobe's entitlement oil for proceeds of $21.5 million ($19.6 million net of realized hedging loss); of which sale proceeds were collected in October. In addition, sold 351,002 barrels of inventoried entitlement crude oil to EGPC for $14.9 million to cover in-country expenditures during the third quarter;

ø
Inventory sales of 285,967 bbls and 276,990 bbls in excess of production for the three and nine month periods ended September 30, 2017, respectively, (2016 - Q3 production exceeded sales by 22,826 bbls and for the nine months ended Q3, sales exceeded production by 193,704 bbls);

ø	Inventory of 988,090 barrels of entitlement crude oil inventory at quarter-end, and next lifting is scheduled for November;

ø
Third quarter net loss of $6.9 million (includes a $10.3 million impairment loss and a $3.2 million unrealized loss on derivative commodity contracts). Excluding the impairment charge and the unrealized loss on derivative commodity contracts, the Company would have achieved a positive net profit for the quarter of $6.6 million;

ø	Spent $10.1 million on exploration and development during the quarter ($6.0 million in Egypt and $4.1 million in Canada);

ø
In the Western Desert, commenced testing at South Alamein; Boraq 2 flowed at 1,140 Bopd from the AR-E formation during a short test to confirm productivity, subsequent to the end of the quarter the AR-G and AR-E were tested unsuccessfully in the Boraq 5 appraisal well;

ø
In the Eastern Desert, the Company received approval for three development leases at North West Gharib ("NWG"). The discoveries at NWG development leases 2, 3 and 4 are scheduled to start production in Q4-2017 and Q1-2018;

ø	Drilled and began completions on three Cardium horizontal oil wells in Harmattan;

ø	Acquired 2.5 sections (1,600 acres) of Cardium rights in the Harmattan area. The new lands have increased the Company’s internally estimated Cardium drilling location inventory by 8-10 locations;

ø	Ended the quarter with positive working capital of $58.8 million, which includes cash and cash equivalents of $26.3 million (including restricted cash);

ø	Repaid $5.0 million of the amount outstanding under the prepayment agreement; and

ø	Long-term debt net of working capital was $21.0 million as at September 30, 2017.

A conference call to discuss TransGlobe’s 2017 second quarter results presented in this news release will be held Thursday, November 9, 2017 at 8:00 AM Mountain Time (10:00 AM Eastern Time) and is accessible to all interested parties in Canada and US by dialing 416-340-2218 or toll free at 1-800-377-0758. The webcast may be accessed at http://www.gowebcasting.com/8979. The international dial-in is https://www.confsolutions.ca/ILT?oss=1P1R8003770758.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended September 30			Nine months ended September 30
Financial	2017	2016	% Change	2017	2016	% Change
Petroleum and natural gas sales	68,372	36,376	88	179,637	97,859	84
Petroleum and natural gas sales, net of royalties	44,839	20,704	117	107,739	57,917	86
Realized derivative gain (loss) on commodity contracts	(1,904)	—	—	(375)	(956)	—
Unrealized derivative gain (loss) on commodity contracts	(3,235)	—	—	(386)	—	—
Production and operating expense	14,310	10,945	31	39,356	34,706	13
Transportation costs	212	—	—	566	—	—
Selling costs	424	—	—	1,926	875	120
General and administrative expense	3,809	4,094	(7)	11,617	11,742	(1)
Depletion, depreciation and amortization expense	10,760	6,439	67	29,635	24,538	21
Income taxes	5,179	4,067	27	16,104	7,728	108
Cash flow generated by (used in) operating activities	20,437	(14,857)	238	15,187	(7,420)	305
Funds flow from operations[1]	19,217	2,347	719	38,574	1,543	2,400
Basic per share	0.27	0.03		0.53	0.02
Diluted per share	0.27	0.03		0.53	0.02
Net earnings (loss)	(6,855)	(25,369)	73	(76,354)	(53,668)	(42)
Net earnings (loss) - diluted	(6,855)	(25,369)	73	(76,354)	(53,668)	(42)
Basic per share	(0.09)	(0.35)		(1.06)	(0.74)
Diluted per share	(0.09)	(0.35)		(1.06)	(0.74)
Capital expenditures	10,133	8,692	17	29,081	17,794	63
Working capital	58,815	53,029	11	58,815	53,029	11
Long-term debt	79,839	—	—	79,839	—	—
Convertible debentures	—	74,854	(100)	—	74,854	(100)
Common shares outstanding
Basic (weighted average)	72,206	72,206	—	72,206	72,206	—
Diluted (weighted average)	72,206	72,206	—	72,206	72,206	—
Total assets	338,802	414,363	(18)	338,802	414,363	(18)

Operating
Average production volumes (boepd)	14,912	11,733	27	16,029	11,754	36
Average sales volumes (boepd)	18,020	11,485	57	17,050	12,461	37
Inventory (MBbls)	988	729	35	988	729	35
Average sales price ($ per boe)	41.24	34.43	20	38.59	28.66	35
Operating expense ($ per boe)	8.63	10.36	(17)	8.46	10.16	(17)
[1] Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Average reference prices	2017			2016
	Q-3	Q-2	Q-1	Q-4	Q-3
Crude oil
Dated Brent average oil price (US$/bbl)	52.11	49.67	53.68	49.19	45.79
Edmonton Sweet index (US$/bbl)	45.32	46.03	48.37	46.18	41.99
Natural gas
AECO (C$/mmbtu)	1.45	2.78	2.69	3.09	2.32
U.S./Canadian Dollar average exchange rate	1.247	1.345	1.323	1.334	1.305

CORPORATE SUMMARY
TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 14,912 barrels of oil equivalent per day ("boepd") during the third quarter of 2017. Egypt production was 12,268 barrels of oil per day ("bopd"), and Canada production was 2,644 boepd. The Company's production in the quarter was impacted by delays in well servicing in Egypt during August/September and shut-in Canadian gas production during September due to low spot gas prices at AECO. For the nine months ended September 30, 2017 the average production was 16,029 boepd, which is within the full-year 2017 production guidance range of 15,500 to 16,500 boepd.
In Egypt, the Company released the workover/completion rig supporting the Eastern Desert operations in early August due to escalating safety and performance issues. A replacement rig was contracted and mobilized in late September to begin restoring approximately 1,500+ bopd of shut-in production associated with pump/rod replacements. A second workover rig was contracted in early October for the Eastern Desert to accelerate removal of the backlog of well workovers. The second rig is expected to be operational in late November following mobilization and certification.

In Canada, approximately 100 boepd (~600 Mcfd) of dry gas was shut-in August 30 due to low gas prices associated with system outages (expansion/maintenance) in the TransCanada system. In September, the Company hedged approximately 4,300 GJ/day (~4.1 MMcfd) of Q4-2017 gas production at $2.065 C/GJ.  The 600 Mcfd of dry gas will be put back online in November as a result of improved spot prices. The majority of the Company’s ~6.0 MMcfd of Canadian gas production is liquids rich gas or gas production associated with light oil production. This production will remain on stream as the majority of revenue is derived from oil and liquids sales.
The Company completed one direct sale tanker lifting during the quarter, consisting of 442,953 barrels of entitlement crude oil. Proceeds of $21.5 million ($19.6 million net of hedging) were received in October. The Company's next cargo lifting from Egypt, originally scheduled for December 2017, is now scheduled for late November 2017. In addition to the lifting the Company sold 351,002 barrels of inventoried entitlement crude oil to the Egyptian General Petroleum Company ("EGPC") during the third quarter for $14.9 million. The EGPC proceeds are used to cover in-country expenditures. Canadian production was sold during the quarter.
Dated Brent oil prices averaged $52.11 per barrel in the third quarter of 2017. The selling differential for the Ras Gharib heavy oil improved this year to approximately $8.00 per barrel as compared to the approximately $10.00 to $15.00 per barrel differentials experienced during 2015 and 2016. This has resulted in an improvement to the current netbacks and future economics of Eastern Desert developments. TransGlobe received a blended price of $44.82 per barrel during the quarter. TransGlobe's Canadian production received an average of $44.91 per barrel of oil and $1.65 per Mcf of natural gas during the third quarter.
The Company had funds flow of $19.2 million ($0.27 per share) and ended the quarter with positive working capital of $58.8 million, which includes cash and cash equivalents of $26.3 million (including restricted cash).
During the quarter the Company repaid $5.0 million of the amount outstanding under the prepayment agreement. Long-term debt net of working capital was $21.0 million as at September 30, 2017.
The Company experienced a net loss in the quarter of $6.9 million, which includes a $10.3 million non-cash impairment loss on the Company's exploration and evaluation assets at South Alamein and a $3.2 million unrealized derivative loss on commodity contracts. The $3.2 million loss on derivative commodity contracts represents a fair value adjustment on the Company's hedging contracts as at September 30, 2017.
In the Western Desert the Company mobilized a completion rig to South Alamein in September to commence a two well testing program at Boraq. The Boraq 2 well was re-entered and tested light oil from the AR-E channel to re-establish oil production prior to completing and testing the Boraq 5 appraisal well. The Boraq 5 well failed to produce any hydrocarbons from the two zones. The lower AR G zone, although very similar on open hole logs and drill cutting samples to the original Boraq 2 discovery well, tested tight with virtually no inflow of fluids from a 20 foot perforated interval in the AR G carbonate zone. The AR E zone was also perforated and tested wet from the E channel sand. The Boraq 5 well was plugged and abandoned. At this point, the Boraq 2 discovery does not have sufficient scale to proceed with development without additional exploration success on the South Alamein Concession. A number of exploration prospects have been identified that, if successful, could provide the addition reserves and productivity to bring forward a South Alamein development.

In the Eastern Desert, the Company received approval for three development leases at NWG in September. The discoveries at NWG development leases 2, 3 and 4 are scheduled to start production in Q4-2017 and Q1-2018. The NWG-38A1 was fractured stimulated and placed on production in October at an initial rate of 340 bopd. NWG 1X and NWG 5BX have been placed on production and are cleaning up at combined rates of approximately 300 bopd.

The Company drilled and completed three horizontal Cardium oil wells in Harmattan during the quarter. The three wells were drilled, completed and equipped for approximately $2.1 million (C$2.5 million) per well. In addition, the Company acquired 2.5 sections (1,600 acres) of Cardium rights in the Harmattan area at government land sales. The new lands have increased the Company’s internally estimated Cardium drilling location inventory by 8-10 locations.
Brent oil prices strengthened during the quarter and firmed up to above $50.00 per barrel. The fundamentals seem to be slowly improving (lower world inventories, increasing demand). The Company’s cost structure for operating expenses and G&A has been improved significantly over the past three years. The devaluation of the Egyptian pound, which occurred in Q4 of 2016, also had a significant positive impact on operating expenses. The increased oil sales during the quarter resulted in a significant improvement to funds flow and net earnings, posting the highest result in ten quarters. Management will continue to steward the balance sheet conservatively and focus on a return to profitability.
The Company continues to investigate methods to increase its liquidity and general market support, including alternative listings.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
No wells were drilled during the third quarter.
Production
Production from West Gharib averaged 5,741 Bopd to TransGlobe during the third quarter, a 10% (648 bopd) decrease from the previous quarter. Third quarter production was negatively impacted by well servicing delays. The Company has resumed servicing operations and has contracted a second workover rig for the Eastern Desert to accelerate well workovers. The second rig is expected to be operational in late November.
Production averaged 5,020 bopd during October, representing a 14% (721 Bopd) reduction from Q3-2017 production. The drop in production during October was primarily due to shut-in wells awaiting servicing and natural declines. With the addition of the second workover rig in November, it is expected that the backlog of shut-in production in the Eastern Desert will be back on stream by year end.
Sales
TransGlobe lifted and sold 442,953 barrels of Ras Gharib blend in September, all of which was allocated to West Gharib entitlement crude inventory (after royalties and tax). Subsequent to the quarter, the Company received $21.5 million ($19.6 million net of hedging) for the September lifting. TransGlobe sold 351,002 barrels of inventoried entitlement crude oil (after royalties and tax) to EGPC for $14.9 million in the third quarter of 2017 to cover in-country expenditures. TransGlobe held 109,645 barrels of West Gharib entitlement oil as inventory at the end of the third quarter.

Quarterly West Gharib Production (bopd)	2017			2016
	Q-3	Q-2	Q-1	Q-4
Gross production rate	5,741	6,389	6,683	6,601
TransGlobe working interest	5,741	6,389	6,683	6,601
TransGlobe inventory held (lifted)	(5,715)	(92)	3	3,339
Total sales	11,456	6,481	6,680	3,262
Government share (royalties and tax)	2,826	3,155	3,304	3,262
TransGlobe sales (after royalties and tax)[1]	8,630	3,326	3,376	—
[1] Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
Due to the backlog of well workovers and the impact of well service delays, the Company deferred all low cost, behind-pipe opportunities in the K and H fields. These opportunities are being scheduled as part of the 2018 production uplift program.
No wells were drilled during the third quarter.
Production
Production from West Bakr averaged 5,651 bopd to TransGlobe during the third quarter, a 7% (434 bopd) decrease from the previous quarter. The Company has resumed servicing operations and has contracted a second workover rig for the Eastern Desert to accelerate well workovers. The second rig is expected to be operational in late November.
Production averaged 5,046 bopd during October, representing an 12% (605 Bopd) reduction from Q3-2017 production. The drop in production during October was primarily due to shut-in wells awaiting servicing and natural declines. With the addition of the second workover rig in November, it is expected that the backlog of shut-in production in the Eastern Desert will be back on stream by year end.
Sales
TransGlobe did not sell its entitlement share of production (after royalties and tax) from West Bakr during the quarter which resulted in an ending inventory position (under-lift) of 769,909 barrels at the end of the third quarter.

Quarterly West Bakr Production (bopd)	2017			2016
	Q-3	Q-2	Q-1	Q-4
Gross production rate	5,651	6,085	6,284	6,134
TransGlobe working interest	5,651	6,085	6,284	6,134
TransGlobe inventory held (lifted)	2,288	(3,202)	2,545	2,484
Total sales	3,363	9,287	3,739	3,650
Government share (royalties and tax)	3,363	3,621	3,739	3,650
TransGlobe sales (after royalties and tax)[1]	—	5,666	—	—
[1] Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration

No wells were drilled during the third quarter. Subsequent to quarter-end, the drilling rig was re-activated and re-entered NWG-3A targeting the Red Bed in an up-dip structural position. The NWG 3A ST 1 well encountered the targeted thick Red Bed formation in an up-dip position, however the zone was wet and subsequently abandoned. Following NWG 3A ST1, the drilling rig moved to the NWG 38A2 appraisal well offsetting the NWG 38 A discovery well which is currently producing ~550 Bopd.

The NWG-38A1 appraisal well was stimulated during the third quarter. Due to delays in well servicing, this well was not completed and placed on production until after the 3rd quarter. The well continues to clean up and is currently producing approximately 340 bopd.
In addition, the Company received approval for three development leases at NWG in September. The discoveries at NWG DL 2, 3 and 4 are scheduled to start production in Q4-2017 and Q1-2018. The NWG 1 and NWG 5 discoveries (discovered in 2014) wells were put on production in October.
The NWG 5 discovery is an upper Nukhul discovery similar to and located immediately south of the Arta Upper Nukhul pool in the West Gharib concession. The NWG 5 discovery wells (discovery well and one appraisal well) are expected to produce at similar rates to TransGlobe’s Arta Nukhul wells which typically have an initial 30 day production rate (IP 30) of 150-180 bopd with ultimate recoveries of 120-150 MBbls per well on primary production. The NWG 5x well was placed on production and continues to cleanup from the frac stimulation with a current production rate of 210 Bopd.

The NWG 1 discovery is located immediately north of the Arta Red Bed (Lower Nukhul) pool in the West Gharib concession. The NWG 1 wells (discovery well and one appraisal well) encountered a tight Red Bed conglomerate sequence which requires stimulation to produce. Longer-term production from the NWG 1 wells will be required to establish expected per well recoveries and the associated reserve assignments. NWG 1X was placed on production in late October and is continuing to clean-up following fracture stimulation with an initial rate of approximately 90 Bopd.
Production
Production from NWG averaged 876 bopd to TransGlobe during the third quarter, a 36% (501 bopd) decrease from the previous quarter, primarily due to well servicing delays at NWG 3.
Production averaged 985 bopd during October, with current production of approximately 1,600 bopd. The increase in current production levels is primarily due to the new wells (NWG 38A1, NWG 1x and NWG 5x) being placed on production during October.
Sales
TransGlobe did not sell its entitlement share of production (after royalties and tax) from NWG during the quarter, which resulted in an ending inventory position (under-lift) of 108,536 barrels.

Quarterly North West Gharib Production (bopd)	2017			2016
	Q-3	Q-2	Q-1	Q-4
Gross production rate	876	1,377	982	55
TransGlobe working interest	876	1,377	982	55
TransGlobe inventory held (lifted)	318	499	356	20
Total sales	558	878	626	35
Government share (royalties and tax)	558	878	626	35
TransGlobe sales (after royalties and tax)[1]	—	—	—	—
[1] Under the terms of the North West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.
WESTERN DESERT
South Alamein, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration

The Boraq 5 commenced drilling in May to test the down-dip extent of the two pools discovered at Boraq 2. The Boraq 5 well encountered significant drilling difficulties. The first attempt to reach the target encountered significant caving and lost circulation resulting in a requirement to sidetrack the well to a different location. The well reached a total depth of 8,900 feet measured depth and encountered up to 15 feet of possible pay in the AR ‘G’ Cretaceous oil pool. The well missed the AR-E channel sands.  The well was therefore plugged back and again sidetracked to a structurally up-dip location targeting AR-E channel and the AR-G pool. The side track also encountered significant drilling difficulties but eventually reached a total depth of 8,755 feet measured depth and encountered six feet of AR E channel and 19 feet AR G formation. The well was cased as a potential oil well.
The Company mobilized a completion rig to South Alamein in September to commence a two well testing program at Boraq. The Boraq 2 well was re-entered and tested light oil from the AR-E channel to re-establish oil production from the well. The short retest of Boraq 2 produced 550 bbls of oil over a 14 hour period. The well was flowed at an average rate of 1,140 Bopd of 35 API oil on a 64/64 inch choke over an 8 hour flow period prior to being shut-in for buildup. Following the Boraq 2 re-test, the Company completed testing the Boraq 5 appraisal well which failed to produce any hydrocarbons from the two zones. The lower AR G zone, although very similar on open hole logs and drill cutting samples to the original Boraq 2 discovery well, tested tight with virtually no inflow of fluids from a 20 foot perforated interval in the AR G carbonate zone. The AR E zone was also perforated and tested wet from the E channel sand. The Boraq 5 well was plugged and abandoned. Based on the Boraq 5 test results, the Boraq 2 discovery does not have sufficient scale to proceed with development without additional exploration success on the South Alamein Concession. A number of exploration prospects that, if successful, could provide the additional reserves and productivity to bring forward a South Alamein development. These targets are being reviewed to determine if they should be added into the 2018 exploration program.

South Ghazalat, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
At South Ghazalat, the Company has met all financial commitments for the first exploration phase and is targeting to have a drill-ready prospect inventory prepared during 2017. The Company is planning to drill two wells in South Ghazalat in conjunction with North West Sitra drilling in the 2018 exploration program.
North West Sitra, Arab Republic of Egypt (100% working interest, operated)
At NW Sitra, the Company completed the 600 km2 seismic acquisition program at the end of March. The processed data was received in September and prospect mapping is underway. The Company has a two well commitment in the current exploration phase. The Company is targeting to drill the two wells in 2018.
CANADA
Operations and Exploration
The Company drilled and initiated the completions on three horizontal Cardium oil wells in Harmattan during the quarter. The three horizontal wells were drilled during July/August and completed in September/October with 40 stage (15 t/stage) fracs. The number of stages and size of the fracs are more than double the average done on the Company’s existing Harmattan wells by the previous owners. The Company is optimistic the increased stimulation will result in higher production rates and ultimate oil recoveries for the project. The wells were equipped and placed into production in late October. The initial flow rates are very encouraging, although a 30 and 60 day average rate (IP 30/60) will be more representative of the ultimate potential of the wells. The Company expects to have initial production rates by year-end, following the frac flow back and clean up period. The three wells were drilled, completed and equipped for approximately $2.1 million (C$2.5 million) per well.
In addition, the Company acquired 2.5 sections (1,600 acres) of Cardium rights in the Harmattan area at government land sales. The new lands have increased the Company’s internally estimated Cardium drilling location inventory by 8-10 locations.
The Company continues to evaluate properties for acquisition in the greater Harmattan area.
Production
Production from Canada averaged 2,644 boepd to TransGlobe during the third quarter, a 1% (31 bopd) increase from the previous quarter. Approximately 100 boepd (~600 Mcfd) of dry gas was shut-in on August 30 due to low gas prices associated with system outages (expansion/maintenance) on the TransCanada system. In September, the Company hedged approximately 4,300 GJ/day (~4.1 MMcfd) of Q4-2017 gas production at $2.065 C/GJ. The 600 Mcfd of dry gas remains shut-in but will be put back online in November as a result of improved spot prices. The majority of the Company’s ~6.0 MMcfd of Canadian gas production is liquids rich gas or gas production associated with light oil production.This production will remain on stream as the majority of revenue is derived from oil and liquids sales.
Production averaged 2,633 bopd during October, which is essentially flat with Q3-2017 production. The three new Cardium Hz wells were tied in and placed on production during October. The initial flow-back and clean up rates, although very encouraging, contributed very little to the monthly October production numbers due to limited producing days during the month.

Quarterly Canada Production (boepd)	2017			2016
	Q-3	Q-2	Q-1	Q-4
Canada crude oil (bbls/d)	518	496	565	18
Canada NGLs (bbls/d)	1,081	919	1,037	34
Canada natural gas (mcf/d)	6,268	7,191	7,075	230
Total production (boe/d)	2,644	2,613	2,782	90

READER ADVISORIES
Forward-Looking Statements
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration and development budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Telephone: (403) 264-9888
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com

OR

Public Relations
FTI Consulting
+44 (0) 203 727 1000
Ben Brewerton / Ed Westropp / Emerson Clarke
energy@fticonsulting.com